Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Wednesday, 25 January 2023

FOURTH QUARTER REPORT FOR PERIOD ENDED 31 DECEMBER 2022

Delivering reliable production

•	Delivered record quarterly production of 51.6 MMboe (561 Mboe/day), up 0.7% from Q3 2022.

•	Delivered sales volume of 52.2 MMboe, down 8.5% from Q3 2022, primarily due to reduced third-party trades.

•	Delivered revenue of $5,160 million, down 12.0% from Q3 2022, impacted by reduced trading activity and lower realised prices.

•	Achieved a portfolio average realised price of $98 per barrel of oil equivalent.

•	Sold 29% of produced LNG at prices linked to gas hub indices (23% full year 2022).

•	Achieved record full-year 2022 production of 157.7 MMboe, outperforming the production guidance of 153 – 157 MMboe due to strong operational performance in the fourth quarter.

Executing major projects

•

The Scarborough and Pluto Train 2 projects in Western Australia are now 25% complete, with manufacturing of the export trunkline 59% complete and the commencement of module construction for Pluto Train 2.

•

Development drilling program progressed on Sangomar with seven of 23 wells complete. The Sangomar FPSO was successfully relocated to Singapore to complete topsides integration, pre-commissioning and commissioning activities.

Investing in growth

•	Issued multiple competitive tenders for Trion to support 2023 FID readiness.

•	FEED was completed at H2OK and long-lead items were ordered to support 2023 FID readiness.

•	Selected as the preferred partner to progress to the next stage of the proposed Southern Green Hydrogen project in New Zealand.

Woodside CEO Meg O’Neill said production in the fourth quarter was a record 51.6 million barrels of oil equivalent (boe).

“The result lifted output for calendar 2022 to 157.7 million boe, surpassing guidance and marking the highest annual production in Woodside’s history.

“Consistent strong operational performance and favourable operating conditions across the combined portfolio was a key driver in achieving record quarterly and full-year production.

“Reliability at our Australian operated assets was exceptional with Pluto LNG and the North West Shelf (NWS) Project both achieving 98.3% reliability for the quarter. During the quarter, Woodside celebrated a milestone at Pluto LNG, passing 50 million tonnes of LNG production since the facility started up in 2012. Internationally, asset performance was boosted by completion of planned turnaround work.

“Woodside contributed 29.4 PJ to the east coast Australian gas market in the quarter. Every molecule produced by Woodside’s east coast gas business went into the domestic market to support Australian households, businesses and manufacturers.

“Revenue for the period was $5,160 million, down 12% from the third quarter on the back of lower international crude oil and LNG prices and reduced trading activity. Woodside’s average realised price was $98/boe, down from $102/boe in the preceding period.

“Ongoing production of Pluto gas through the Pluto-KGP Interconnector continues to deliver additional LNG volumes to a market with strong demand.

“Strong progress was made across our portfolio of growth projects, both in Australia and globally.

“The teams working on Scarborough and Pluto Train 2 have done an outstanding job over the latter part of the year. The combined projects are now one quarter of the way to completion and are on track for targeted first LNG cargo in 2026, bringing essential volumes into a market demanding more LNG.

“Most of the major equipment for the Scarborough floating production unit has been ordered and module construction of Pluto Train 2 has commenced.

“At Sangomar Field Development Phase 1 in Senegal, subsea installation and development drilling has progressed well, with seven of the planned 23 wells now completed. The floating production storage and offloading facility (FPSO) is currently undergoing topsides integration, pre-commissioning and commissioning activities in Singapore. Overall, the project is 77% complete and is on target to start producing oil in late 2023.

“Progress was also made at the proposed Trion project in Mexico, where we are aiming to be ready for a final investment decision (FID) in 2023. During the quarter competitive tenders were issued for the drilling rig, subsea equipment, and installation scopes for subsea, the floating production unit, and the floating storage and offloading vessel.

“In our new energy portfolio, front-end engineering design (FEED) has now been completed at H2OK and contracts were awarded for key equipment, putting us on target to be ready for FID in 2023.

“In Australia, Woodside entered into an Indigenous land use and modern benefits sharing agreement for the Woodside Solar project and is targeting FID readiness in 2023.

“Elsewhere in new energy, Woodside was selected as the preferred partner to progress to the next stage of the proposed Southern Green Hydrogen project in New Zealand, which would produce ammonia from electrolysis using renewable power.

“Woodside’s production guidance for full-year 2023 remains 180 million to 190 million barrels of oil equivalent,” she said.

Comparative performance at a glance

		Q4 2022	Q3 2022	Change %	Q4 2021	Change %
Production	MMboe Mboe/day	51.6 561	51.2 557	0.7	22.6 246	128.3
Sales	MMboe	52.2	57.1	(8.5)	31.8	64.5
Revenue	$ million	5,160	5,858	(11.9)	2,906	77.6

Operational overview

Production

•	Production increased compared to the previous quarter to a record 51.6 MMboe in Q4 2022, due to:

•	ongoing strong operational performance

•	continued high reliability at Australian operated oil and LNG assets, with Pluto LNG and NWS Project achieving 98.3% reliability for the quarter

•	completion of an approximately seven-week planned turnaround at Atlantis.

This was partly offset by lower production from Bass Strait due to planned offshore maintenance activities and a reduction in demand following the seasonal winter peak.

•	Full-year 2022 production was a record 157.7 MMboe, above upgraded production guidance of 153 – 157 MMboe.

Australian LNG

•	The second phase of Pyxis Hub was successfully completed with ready for start up (RFSU) of Xena-2 achieved on schedule and under budget in November 2022.

•

Woodside and NWS Project participants signed non-binding agreements with Western Gas for processing 2-3 Mtpa of Equus gas from 2027, initially through the Karratha Gas Plant and then later through Pluto LNG. Discussions continue with other resource owners for processing of additional third-party gas.

Gulf of Mexico

•	Drilling of the second development well completed on the Shenzi North project in the Gulf of Mexico and well completion operations commenced. The project was 42% complete at the end of the period.

Australia Oil

•

The Pyrenees Phase 4 infill campaign commenced during the period, with final completion of the campaign expected in Q1 2023. The infill campaign is targeting one workover well and one infill well and is expected to increase recovery from the Crosby and Stickle fields.

•

The Enfield plugging and abandonment (P&A) campaign continued with four wells permanently plugged and one xmas tree removed in the quarter. In 2022, a total of five wells were permanently plugged and 13 xmas trees were removed.

•	The Balnaves P&A campaign consisting of four wells was completed.

Project and development activities

Scarborough

•	The Pluto Train 2 site in Western Australia was handed over to Bechtel and LNG train module construction commenced in Indonesia.

•	Pipeline manufacturing is 59% complete and 92% of tagged equipment has been ordered for the floating production unit (FPU).

•	Engagement with regulators on secondary environmental approvals continued for offshore execution activities, with no impact to critical path.

•	FEED activities for Pluto Train 1 modifications were completed and the project was 25% complete at the end of the period, targeting first LNG cargo in 2026.

Sangomar Field Development Phase 1

•	The subsea installation campaign progressed with rigid pipeline installation now 69% complete.

•	The development drilling program continued with seven of 23 wells completed.

•	The construction phase for the FPSO facility was completed in China. The FPSO facility was successfully relocated to Singapore to complete topsides integration and pre-commissioning.

•	The project was 77% complete at the end of the period and first oil is targeted in late 2023.

Mad Dog Phase 2

•	The operator is working through project commissioning issues and is planning start up in 2023.

Trion

•	Competitive tenders were issued for the drilling rig, subsea equipment, long-lead rotating equipment and installation scopes for subsea, the FPU and the floating storage and offloading vessel.

•	Woodside received confirmation from the National Hydrocarbons Commission (CNH) in December that the “minimum work program” obligation associated with the Trion licence was completed.

Wheatstone

•

Concept selection has been completed for Julimar-Brunello Phase 3. The third phase of the Julimar-Brunello project will involve the tieback of additional production wells to the Wheatstone platform. Woodside is targeting to be FID ready in 2023.

Sunrise

•	The Sunrise Joint Venture and Australian and Timor-Leste Governments held two further Greater Sunrise trilateral meetings for 2022 to progress a new production sharing contract.

•	Subsequent to the quarter, retention lease renewals were granted for Australian titles NT/RL2 and NT/RL4.

New energy

H2OK

•	Completed FEED activities, which have matured the facility design, cost and schedule.

•	Awarded contracts for the engineering and fabrication of electrolysers and liquefaction equipment in support of targeted FID readiness in 2023.

Southern Green Hydrogen (SGH)

•

Woodside was selected as the preferred partner to progress to the next stage of the proposed SGH project in New Zealand. The proposed project will target production of 500,000 tonnes per year of ammonia using electrolysis from renewable power. Subject to finalising commercial arrangements, next steps will involve project participants working towards commencing FEED for the project.

Woodside Solar

•

Woodside entered into a bilateral Indigenous Land Use Agreement and a modern benefits-sharing and relationship agreement with the Ngarluma Aboriginal Corporation (NAC). NAC holds the native title rights on behalf of the Ngarluma people, in respect to the land on which the proposed Woodside Solar project is planned to be developed. Woodside also executed an option to lease this land and has been progressing North West Interconnected System (NWIS) connection and transmission access arrangements.

Marketing

Vessel management

•

Woodside signed binding agreements with Maran Gas Maritime Inc. for the long-term charter of two new-build LNG carriers to be delivered to support the delivery of Scarborough LNG cargoes and growth in trading activities.

PT Pertamina (Persero)

•	Woodside did not exercise its option to supply additional volumes into its long-term sale and purchase agreement with PT Pertamina (Persero), executed in June 2017.

Corporate activities

Hedging

•	As at 31 December 2022, Woodside has placed oil price hedges for approximately 21.8 MMboe of 2023 production at an average price of $74.5 per barrel.

•

Woodside also has a hedging program for Corpus Christi LNG volumes to protect against downside pricing risk. These hedges are Henry Hub and Title Transfer Facility (TTF) commodity swaps. As at 31 December 2022, approximately 49% of Corpus Christi volumes included in stock in transit for 2022, approximately 82% of 2023 volumes and approximately 29% of 2024 volumes have reduced pricing risk as a result of hedging activities.

•

The realised value of hedged positions for the year ended 31 December 2022 is a pre-tax expense of approximately $872 million, with $475 million pre-tax expense related to oil price hedges, $384 million pre-tax expense related to Corpus Christi hedges and $13 million pre-tax expense related to other hedge positions. Hedging losses will be included in “other expenses” in the full-year financial statements.

2022 full-year results and teleconference

•

Woodside’s Annual Report 2022, Sustainable Development Report 2022, Climate Report 2022 and associated investor briefing will be released to the market on Monday, 27 February 2023, and will be available on Woodside’s website at www.woodside.com.

•

A teleconference providing an overview of the full-year 2022 results and a question and answer session will be hosted by Woodside CEO and Managing Director, Meg O’Neill, and Chief Financial Officer, Graham Tiver, on Monday, 27 February at 10:00 AEDT / 07:00 AWST / 15:00 CST (Sunday, 26 February).

•	We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/wds-fyr-2023/ to view the presentation and listen to a live stream of the question-and-answer session

•

https://s1.c-conf.com/diamondpass/10028290-3mrhp6.html to participate in the question-and-answer session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

2022 full-year guidance

•	Woodside will provide 2022 full-year line-item guidance in early February ahead of the 2022 full-year results.

Contacts:

INVESTORS	MEDIA

Matthew Turnbull (Group)	Christine Forster
M: +61 410 471 079	M: +61 484 112 469
E: christine.forster@woodside.com
Sarah Peyman (Australia)
M: +61 457 513 249

Rohan Goudge (US)
M: +1 (713) 679-1550

E: investor@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Production summary

		Three months ended			Year to date
		Dec 2022	Sep 2022	Dec 2021	Dec 2022	Dec 2021
AUSTRALIA
LNG
North West Shelf	Mboe	9,564	9,694	4,850	29,696	20,449
Pluto[1]	Mboe	12,124	12,458	10,241	46,236	40,119
Wheatstone	Mboe	2,596	2,556	2,343	9,205	10,210

Total	Mboe	24,284	24,708	17,434	85,137	70,778

Pipeline gas
Bass Strait	Mboe	4,883	6,481	—	13,717	—
Other[2]	Mboe	3,470	3,389	601	9,304	2,505

Total	Mboe	8,353	9,870	601	23,021	2,505

Crude oil and condensate
North West Shelf	Mbbl	1,711	1,750	794	5,371	3,364
Pluto[1]	Mbbl	982	990	770	3,684	3,037
Wheatstone	Mbbl	506	494	533	1,698	2,329
Bass Strait	Mbbl	935	1,229	—	2,605	—
Macedon & Pyrenees	Mbbl	692	602	—	1,517	—
Ngujima-Yin	Mbbl	1,890	1,464	1,914	7,027	7,113
Okha	Mbbl	598	653	452	2,120	1,516

Total	Mboe	7,314	7,182	4,463	24,022	17,359

NGL[3]
North West Shelf	Mbbl	307	324	128	1,040	498
Pluto[1]	Mbbl	52	52	—	170	—
Bass Strait	Mbbl	1,187	1,554	—	3,244	—

Total	Mboe	1,546	1,930	128	4,454	498

Total Australia	Mboe	41,497	43,690	22,626	136,634	91,140

[1]

Q4 2022 includes 2.39 MMboe of LNG, 0.10 MMboe of condensate and 0.05 MMboe of NGL, Q3 2022 includes 2.35 MMboe of LNG, 0.09 MMboe of condensate and 0.05 MMboe of NGL and Q4 YTD 2022 includes 7.56 MMboe of LNG, 0.31 MMboe of condensate and 0.17 MMboe of NGL processed at the Karratha Gas Plant (KGP) through the Pluto-KGP Interconnector.

[2]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[3]	Natural gas liquids (NGL) include LPG, ethane, propane and butane.

		Three months ended			Year to date
		Dec 2022	Sep 2022	Dec 2021	Dec 2022	Dec 2021
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	409	219	—	750	—
Trinidad & Tobago	Mboe	1,952	2,102	—	4,883	—

Total	Mboe	2,361	2,321	—	5,633	—

Crude oil and condensate
Atlantis	Mbbl	3,229	1,257	—	5,473	—
Mad Dog	Mbbl	1,165	838	—	2,414	—
Shenzi	Mbbl	2,517	2,452	—	5,734	—
Trinidad & Tobago	Mbbl	361	365	—	876	—
Other[4]	Mbbl	81	81	—	189	—

Total	Mboe	7,353	4,993	—	14,686	—

NGL[5]
Gulf of Mexico	Mbbl	390	244	—	753	—

Total	Mboe	390	244	—	753	—

Total International	Mboe	10,104	7,558	—	21,072	—

Total production	Mboe	51,601	51,248	22,626	157,706	91,140

[4]	Overriding royalty interests held in the Gulf of Mexico (GoM) for several producing wells.
[5]	Natural gas liquids (NGL) include LPG, ethane, propane and butane.

Product sales

		Three months ended			Year to date
		Dec 2022	Sep 2022	Dec 2021	Dec 2022	Dec 2021
AUSTRALIA
LNG
North West Shelf	Mboe	9,000	8,441	5,771	28,069	20,362
Pluto[6]	Mboe	12,189	11,862	9,868	44,578	39,375
Wheatstone[7]	Mboe	2,360	2,898	2,497	9,243	9,686

Total	Mboe	23,549	23,201	18,136	81,890	69,423

Pipeline gas
Bass Strait	Mboe	4,725	6,564	—	13,483	—
Other	Mboe	3,524	3,436	609	9,337	2,512

Total	Mboe	8,249	10,000	609	22,820	2,512

Crude oil and condensate
North West Shelf	Mbbl	1,989	2,140	1,342	5,765	3,356
Pluto[6]	Mbbl	856	838	742	3,994	2,902
Wheatstone	Mbbl	684	325	661	1,652	2,458
Bass Strait	Mbbl	1,115	1,435	—	2,883	—
Ngujima-Yin	Mbbl	1,753	1,502	1,941	7,027	7,039
Okha	Mbbl	—	1,298	653	1,917	1,463
Pyrenees	Mbbl	1,142	502	—	1,644	—

Total	Mboe	7,539	8,040	5,339	24,882	17,218

NGL[8]
North West Shelf	Mbbl	228	701	375	929	733
Pluto[6]	Mbbl	—	—	—	—	—
Bass Strait	Mbbl	672	1,999	—	2,884	—

Total	Mboe	900	2,700	375	3,813	733

Total Australia	Mboe	40,237	43,941	24,459	133,405	89,886

[6]	Processing of volumes commenced at the Karratha Gas Plant via the Pluto-KGP Interconnector in 2022.
[7]

Includes periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.03 MMboe in Q4 2022, 0.09 MMboe in Q3 2022, -0.26 MMboe in Q4 2021, 0.00 MMboe in Q4 YTD 2022 and -0.86 MMboe in Q4 YTD 2021.

[8]	Natural gas liquids (NGL) include LPG, ethane, propane and butane.

		Three months ended			Year to date
		Dec 2022	Sep 2022	Dec 2021	Dec 2022	Dec 2021
INTERNATIONAL
Pipeline gas
Gulf of Mexico	Mboe	343	214	—	684	—
Trinidad & Tobago	Mboe	1,969	2,118	—	4,923	—
Other[9]	Mboe	4	9	—	16	—

Total	Mboe	2,316	2,341	—	5,623	—

Crude oil and condensate
Atlantis	Mbbl	3,091	1,466	—	5,440	—
Mad Dog	Mbbl	1,098	891	—	2,368	—
Shenzi	Mbbl	2,245	2,636	—	5,599	—
Trinidad & Tobago	Mbbl	130	443	—	777	—
Other[9]	Mbbl	59	77	—	164	—

Total	Mboe	6,623	5,513	—	14,348	—

NGL[10]
Gulf of Mexico	Mbbl	422	276	—	822	—
Trinidad & Tobago	Mbbl	—	—	—	—	—
Other[9]	Mbbl	2	4	—	8

Total	Mboe	424	280	—	830	—

Total International	Mboe	9,363	8,134	—	20,801	—

MARKETING
LNG[11]	Mboe	2,625	5,023	7,297	14,727	21,750

Total	Mboe	2,625	5,023	7,297	14,727	21,750

Total Marketing	Mboe	2,625	5,023	7,297	14,727	21,750

Total sales	Mboe	52,225	57,098	31,756	168,933	111,636

[9]	Overriding royalty interests held in the GoM for several producing wells.
[10]	Natural gas liquids (NGL) include LPG, ethane, propane and butane.
[11]	Purchased LNG volumes sourced from third parties.

Revenue (US$ million)

	Three months ended			Year to date
	Dec 2022	Sep 2022	Dec 2021	Dec 2022	Dec 2021
AUSTRALIA
North West Shelf	1,260	1,081	712	3,500	1,463
Pluto[12]	1,666	1,716	936	5,497	2,508
Wheatstone[13]	383	300	203	1,110	696
Bass Strait	363	656	—	1,251	—
Macedon	54	41	—	111	—
Ngujima-Yin	164	162	169	762	562
Okha	—	124	57	191	111
Pyrenees	118	69	—	188	—
INTERNATIONAL
Atlantis	263	134	—	506	—
Mad Dog	87	81	—	212	—
Shenzi	188	249	—	520	—
Trinidad & Tobago	112	143	—	321	—
Other[14]	6	7	—	16	—
Marketing revenue[15]	431	1,043	775	2,464	1,449
Total sales revenue[16]	5,095	5,806	2,852	16,649	6,789
Processing revenue	48	50	37	175	143
Shipping and other revenue	17	2	17	27	41

Total revenue	5,160	5,858	2,906	16,851	6,973

Realised prices

		Three months ended				Three months ended
	Units	Dec 2022	Sep 2022	Dec 2021	Units	Dec 2022	Sep 2022	Dec 2021
LNG produced[17]	$/MMBtu	20.3	19.1	15.1	$/boe	128	117	87
LNG traded[18]	$/MMBtu	24.2	32.7	18.2	$/boe	153	207	106
Pipeline gas					$/boe	43	49	17
Oil and condensate	$/bbl	82	95	84	$/boe	82	95	84
NGL	$/bbl	36	48	104	$/boe	36	48	104
Average realised price					$/boe	98	102	90
Dated Brent					$/bbl	89	101	80
JCC (lagged three months)					$/bbl	113	111	73
WTI					$/bbl	82.8	91.6	77.3
JKM					$/MMBtu	38.6	36.0	28.0
TTF					$/MMBtu	45.0	50.9	26.9

•	Average realised price was A$5.3/GJ in Western Australia, A$14.2/GJ in east coast Australia and $7.88/Mcf for International in Q4 2022.

[12]

Q4 YTD 2022 includes $38 million and Q4 YTD 2021 includes $67 million relating to Pluto volumes delivered into a Wheatstone sales commitment. These amounts will be included within other income in the financial statements rather than operating revenue.

[13]

Q4 2022 includes $2 million, Q3 2022 includes $10 million, Q4 2021 includes -$20 million, Q4 YTD 2022 includes -$3 million and Q4 YTD 2021 includes -$56 million, recognised in relation to periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. These amounts will be included within other income/(expenses) in the financial statements rather than operating revenue.

[14]	Overriding royalty interests held in GoM for several producing wells.
[15]	Values include revenue generated from purchased LNG volumes, as well as the marketing margin on the sale of Woodside’s produced liquids portfolio. Hedging impacts are excluded.
[16]	Total sales revenue excludes all hedging impacts.
[17]	Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales.
[18]	Excludes any additional benefit attributed to produced LNG through third-party trading activities.

Expenditure (US$ million)

	Three months ended			Year to date
	Dec 2022	Sep 2022	Dec 2021	Dec 2022	Dec 2021
Exploration and evaluation expense
Exploration and evaluation expensed[19]	239	181	220	454	319
Permit amortisation	3	5	1	11	3

Total	242	186	221	465	322

Capital expenditure
Exploration and evaluation capitalised[20],21	8	101	237	119	460
Oil and gas properties	1,342	1,056	960	3,903	2,178

Total	1,350	1,157	1,197	4,022	2,638

Trading costs	260	727		1,777

Key project expenditure (US$ million)

	Three months ended			Year to date
	Dec 2022	Sep 2022	Dec 2021	Dec 2022	Dec 2021
Capital expenditure
Scarborough and Pluto Train 2	579	424	794	1,769	1,003
Sangomar	290	278	276	1,017	1,051

[19]

Exploration expense includes the reclassification of well results during the period. Q4 2022 includes $39m relating to the write-off of capitalised exploration costs due to the relinquishment of exploration permit acreage at Sangomar. Q3 2022 includes $140 million related to the decision to exit the Orphan Basin exploration licences in Canada.

[20]

Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

[21]

Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to oil and gas properties. This table does not reflect the impact of such transfers.

Exploration

•	The Hoodoo-1 well was drilled and did not encounter hydrocarbons. Drilling data will inform future activity.

•	Woodside participated in the Chevron-operated Starman-1 well. The well reached total depth in October. Analysis of well results is ongoing.

Exploration or appraisal wells drilled

Region	Permit area	Well	Target	Interest (%)	Spud date	Water depth (m)	Planned well depth (m)[22]	Remarks
Gulf of Mexico	MC 412	Starman-1	Oil	25% Non-operator	9 June 2022	457	8,327	Drilling complete
Gulf of Mexico	EB 699	Hoodoo-1	Oil	70% Operator	16 October 2022	941	9,693	Drilling complete

Permits and licences

Key changes to permit and licence holding during the quarter ended 31 December 2022 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks
Gulf of Mexico	GB 574, GB 575, GB 619	(60)	40	Cross assignment with
Gulf of Mexico	GB 429, GB 530, GB 531	40	40	Shell and Equinor
Gulf of Mexico	DC 667	(100)	0	Expired
Gulf of Mexico	AC 35, AC 79, AC 83, AC 125, AC 126	(70)	0	Expired
Barbados	Carlisle Bay, Bimshire	(40)	60	Farm down to Shell

Seismic and geophysical survey activity

Region	Field	Permits or licence areas	Remarks
Caribbean	Calypso	Block 23 (a) MDP and Block 14 MDP	Completed acquisition of a controlled source electromagnetic survey to improve reservoir characterisation

[22]	Well depths are referenced to the rig rotary table.

Production rates

Average daily production rates (100% project) for the quarter ended 31 December 2022:

	Woodside share[23]	Production rate (100% project, Mboe/d)		Remarks
		Dec 2022	Sep 2022
AUSTRALIA
NWS Project
LNG	30.47%	340	346
Crude oil and condensate	30.48%	61	62	Production was lower due to offshore turnaround activities.
NGL	30.49%	11	12
Pluto LNG
LNG	90.00%	118	122
Crude oil and condensate	90.00%	11	11
Pluto-KGP Interconnector
LNG	100.00%	26	25
Crude oil and condensate	100.00%	1	1
NGL	100.00%	1	1
Wheatstone[24]
LNG	11.84%	238	241
Crude oil and condensate	16.63%	33	34
Bass Strait
Pipeline gas	46.26%	115	157	Production was lower due to planned
Crude oil and condensate	48.47%	21	28	offshore maintenance activities and a
NGL	49.23%	26	35	reduction in demand following winter.
Australia Oil
Ngujima-Yin	60.00%	34	27	Production was higher due to increased facility reliability.
Okha	50.00%	13	14
Pyrenees	65.91%	11	10
Other
Pipeline gas[25]		38	37

[23]	Woodside share reflects the net realised interest for the period.
[24]	The Wheatstone asset processes gas from several offshore gas fields, including the Julimar and Brunello fields, for which Woodside has 65% participating interest and is the operator.
[25]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

	Woodside share[26]	Production rate (100% project, Mboe/d)		Remarks
		Dec 2022	Sep 2022
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	91	35	Production was higher following completion
NGL	38.50%	6	2	of a planned turnaround in Q3.
Pipeline Gas	38.50%	9	3
Mad Dog
Crude oil and condensate	20.86%	62	44	Production was higher due to increased
NGL	20.86%	2	2	facility availability and reliability.
Pipeline Gas	20.86%	1	1
Shenzi
Crude oil and condensate	64.39%	42	41
NGL	64.39%	2	2
Pipeline Gas	64.39%	1	1
Trinidad & Tobago
Crude oil and condensate	N/A	7	7
Pipeline gas	N/A	54	57

[26]	Woodside share reflects the net realised interest for the period.

Forward looking statements and other conversion factors

Disclaimer and important notice

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition which reflect Woodside’s views held as at the date of this announcement. Forward-looking statements generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. These forward-looking statements include, but are not limited to, statements about Woodside’s future plans for projects and the timing thereof, the implementation of Woodside’s new energy strategy and Woodside’s expectations and guidance with respect to production and certain financial results for 2023. Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, drilling and production results; gas commercialisation; development progress; operating results; engineering estimates; environmental risks; physical risks; project delay or advancement; regulatory approvals; fluctuations in commodity prices; the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine) on economic activity and oil and gas supply and demand; the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws; inflation and government efforts to reduce inflation; increases in interest rates; and fluctuations in currency exchange rates. Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report which was released to the Australian Securities Exchange on 17 February 2022 and in Woodside’s filings with the U.S. Securities and Exchange Commission. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.

All figures are Woodside share for the quarter ending 31 December 2022, unless otherwise stated.

All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd or its applicable subsidiaries.

Product	Unit	Conversion factor
Natural gas	5,700 scf	1 boe
Condensate	1 bbl	1 boe
Oil	1 bbl	1 boe
Natural gas liquids (NGL)	1 bbl	1 boe

Facility	Unit	LNG conversion factor
Karratha Gas Plant	1 tonne	8.08 boe
Pluto Gas Plant	1 tonne	8.34 boe
Wheatstone	1 tonne	8.27 boe

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.

bbl	barrel
boe	barrel of oil equivalent
Mbbl	thousand barrels
Mboe	thousand barrels of oil equivalent
MMboe	million barrels of oil equivalent
Bcf	billion cubic feet of gas
MMBtu	million British thermal units
MMscf	million standard cubic feet of gas
scf	standard cubic feet of gas